Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

To
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Supplemental Immediate Report– Changing the “Reverse Bundle” Marketing Format

Tel Aviv, Israel – June 18, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”) hereby provides an update concerning the provisional decision of the Israeli Ministry of Communications to change the “Reverse Bundle” marketing format, whereby the need to split the Reverse Bundle after a year is eliminated. This matter was originally addressed in Bezeq’s immediate report on March 26, 2020, and was updated in Section 1.7.2.2 of the chapter describing Bezeq’s business in Bezeq’s quarterly report for the quarter ended March 31, 2020.

Bezeq hereby reports that on June 18, 2020, it received a decision from the Director General of the Israeli Ministry of Communications, whereby the changes made temporarily regarding the Reverse Bundle will remain valid permanently.

Bezeq estimates that eliminating the need to split the Reverse Bundle, in itself, is expected to have a positive impact on Bezeq’s Internet sector business. The scope of that impact cannot be assessed at the current time. It should be noted that the results of Bezeq’s business are expected to be affected, apart from this decision, also by the moves of its competitors and by the conduct of its customers.

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.